UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

17 November 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report on Form 6-K contains the following press release:

TNT sells Freight Management to GEODIS

16 November 2006

TNT and the State of the Netherlands have reached agreement on the transfer of the Special Share

16 November 2006

16 November 2006

TNT sells Freight Management to GEODIS

TNT N.V. today announced that it has signed a Sale and Purchase Agreement (SPA) to sell its freight management business unit to French logistics service provider GEODIS SA. The transaction has an enterprise value of € 460 million, cash and debt free. TNT estimates cash proceeds of above € 400 million. The transaction will bring TNT a book gain of well over € 150 million and is expected to close in the first quarter of 2007 subject to regulatory clearances. Final amounts will be calculated on the basis of completion accounts.

Peter Bakker, CEO of TNT stated: “We bought the business in 2004 primarily based on a rationale related to Logistics. As part of our Focus on Networks strategy we studied the relationship to our express and mail delivery networks and decided that selling the freight management business is the best way forward and will allow TNT to focus on the many growth opportunities that our network businesses offer. I congratulate GEODIS with the acquisition of this excellent business and wish the management and employees continued success.”

Pierre Blayau, Chairman & CEO of the GEODIS group stated: “We are very excited by the acquisition of TNT Freight Management, which is a valuable company and a perfect fit with GEODIS business model. I am pleased to confirm that Jeff Hoogesteger will remain CEO of TNT Freight Management from Headquarters maintained in the Netherlands”.

With revenues last year of €3.6 billion, GEODIS is an international logistics provider with 23,800 employees in a network covering 120 countries.

16 November 2006

TNT and the State of the Netherlands have reached agreement on the transfer of the Special Share

TNT and the State of the Netherlands have reached agreement on the transfer of the Special Share following the ruling by the European Court of Justice on 28 September 2006 that the Special Share contradicts EU law.

The State will transfer the Special Share to TNT for free and both parties have agreed to terminate the special control rights and the other arrangements that are related to the States shareholding in TNT. On its next Annual General Meeting of Shareholders TNT will propose to cancel the Special Share and have its articles of association changed accordingly. Until such date TNT has agreed to neither exercise the rights attached to the Special Share nor sell the Special Share.

TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 17 November 2006